

SECUR 03054336 IMISSION
...gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~A016245~~ 33322

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairbridge Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 North 121st Street
(No. and Street)

Milwaukee	WI	53226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Victor Shier 414-475-0350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

115 S. 84th Street, Suite 400	Milwaukee	WI	53214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Victor Shier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairbridge Securities Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Victor A. Shier
Signature

Vice President
Title

Notary Public

*This report ** contains (check all applicable boxes):*

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FAIRBRIDGE SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of BJG Management, Inc.)

Milwaukee, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

December 31, 2002 and 2001

FAIRBRIDGE SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of BJG Management, Inc.)

TABLE OF CONTENTS


Virchow Krause
& company

INDEPENDENT AUDITORS' REPORT

Board of Directors
Fairbridge Securities Corporation
Milwaukee, Wisconsin

We have audited the accompanying balance sheets of Fairbridge Securities Corporation as of December 31, 2002 and 2001 and the related statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairbridge Securities Corporation as of December 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
January 30, 2003

FAIRBRIDGE SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of BJG Management, Inc.)

BALANCE SHEETS
December 31, 2002 and 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash and cash equivalents	$ 146,477	$ 100,885
Accounts receivable	-	4,475
Prepaid expenses	531	445
Total Current Assets	147,008	105,805
TOTAL ASSETS	$ 147,008	$ 105,805

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Accrued compensation	$ 6,032	$ 1,790
Accrued expenses	34,331	2,296
Income taxes payable	4,764	17,014
Total Current Liabilities	45,127	21,100
TOTAL LIABILITIES	45,127	21,100
STOCKHOLDERS' EQUITY		
Common stock, $1 par value per share 56,000 shares authorized 10,000 shares issued and outstanding	10,000	10,000
Retained earnings	91,881	74,705
Total Stockholders' Equity	101,881	84,705
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 147,008	$ 105,805

See accompanying notes to financial statements.

FAIRBRIDGE SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of BJG Management, Inc.)

STATEMENTS OF INCOME AND RETAINED EARNINGS
Years Ended December 31, 2002 and 2001

	2002	2001
COMMISSIONS INCOME	$ 104,299	$ 122,717
MANAGEMENT FEES AND OPERATING EXPENSES	83,200	49,423
Operating Income	21,099	73,294
INTEREST INCOME	841	2,095
Income Before Income Taxes	21,940	75,389
INCOME TAXES	4,764	18,314
NET INCOME	17,176	57,075
RETAINED EARNINGS - Beginning of Year	74,705	17,630
RETAINED EARNINGS - END OF YEAR	$ 91,881	$ 74,705

See accompanying notes to financial statements.

FAIRBRIDGE SECURITIES CORPORATION

(A Wholly-Owned Subsidiary of BJG Management, Inc.)

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 17,176	$ 57,075
Adjustments to reconcile net income to net cash flows from operating activities		
Changes in assets and liabilities		
Prepaid expense	(86)	(346)
Accounts receivable	4,475	(4,310)
Accrued compensation	4,242	1,790
Other liabilities	19,785	13,171
Net Cash Flows from Operating Activities	45,592	67,380
Net Change in Cash and Cash Equivalents	45,592	67,380
CASH AND CASH EQUIVALENTS - Beginning of Year	100,885	33,505
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 146,477	$ 100,885

	2002	2001
Supplemental cash flow disclosures		
Cash paid for income taxes	$ 17,014	$ 2,513

See accompanying notes to financial statements.

FAIRBRIDGE SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of BJG Management, Inc.)

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

Fairbridge Securities Corporation is a Wisconsin corporation formed on March 2, 1977 for the purposes of conducting business as a broker/dealer in securities.

Cash and Cash Equivalents

The company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

Reserves and Custody of Securities

For transactions in mutual fund shares and variable annuity products, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission. Among other items, (k)(2)(i) requires that the Company carry no margin accounts, that it promptly transmits all customers funds and securities and does not otherwise hold customer funds or securities or perform custodial services for customers, and that it effectuates all such transactions through a special bank account for the exclusive benefit of its customers.

With respect to all other securities transactions, the Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer and will receive, but not hold customer securities for delivery. The clearing broker-dealer carries all of the accounts of the customers, or maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Because the Company operates under the above rules, it is exempt from the remaining provisions of Rule 15c3-3.

Commission Revenue

The Company recognizes revenue at the time applications are completed and submitted. Transactions involving registered traded securities are processed through a clearing broker-dealer and commissions are recorded on a trade date basis.

Income Taxes

The Company is included in the consolidated federal income tax return of its parent company. The parent company allocates the consolidated provision for federal income taxes on a separate return equivalent basis.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

The Company has a management agreement with the parent company's sole shareholder. Under this agreement, the Company is provided certain management and administrative services by personnel of the holding company. There were no management fees for the years ended December 31, 2002 and 2001.

At December 31, 2002, the Company has accounts payable to entities related by common ownership of $34,331. At December 31, 2001, the Company has accounts payable of $2,185 to entities related by common ownership.

NOTE 3 - Pension Plan

The Company's parent, BJG Management, Inc. has adopted a Money Purchase Pension Plan and Trust for the benefit of its employees and the employees of the Fairbridge Securities Corporation. The Plan covers all employees who have attained twenty-one years of age and have completed one year of service. Contributions are made by the employer annually equal to 6% of eligible employee compensation. Employer contributions for the year ended December 31, 2002 were $6,032. There were no contributions for the year ended December 31, 2001.

NOTE 4 - Income Taxes

The provision for income taxes consists of the following components:

	2002	2001
Current expense	$ 4,764	$ 18,314
Total Provision for Income Taxes	$ 4,764	$ 18,314



INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL FINANCIAL INFORMATION

To the Board of Directors
Fairbridge Securities Corporation
Milwaukee, Wisconsin

We have audited the accompanying financial statements of Fairbridge Securities Corporation (a wholly-owned subsidiary of BJG Management, Inc.), as of and for the years ended December 31, 2002 and 2001, and have issued our reports thereon dated January 30, 2003 and February 1, 2002, respectively. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental financial information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
January 30, 2003

FAIRBRIDGE SECURITIES CORPORATION
(A Wholly-Owned Subsidiary of BJG Management, Inc.)

SCHEDULE I
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
Years Ended December 31, 2002 and 2001

	2002	2001
AGGREGATE INDEBTEDNESS		
Income taxes payable	4,764	17,014
Accrued compensation	6,032	1,790
Other liabilities	34,331	2,296
Total Aggregate Indebtedness	$ 45,127	$ 21,100
Minimum required net capital	$ 5,000	$ 5,000
NET CAPITAL		
Stockholders equity	$ 101,881	$ 84,705
Deduct:		
Prepaid expense	(531)	(445)
Net Capital	$ 101,350	$ 84,260
Minimum required net capital	(5,000)	(5,000)
Capital in excess of minimum requirement	$ 96,350	$ 79,260
Ratio of aggregate indebtedness to net capital	0.45 to 1	0.25 to 1

There are no differences in the computation of aggregate indebtedness and net capital for this report and that of the registrant as filed in Part IIA of Form X-17A-5 at December 31, 2002 and 2001.

See auditors' report on supplemental financial information.


VirchowKrause
&company

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Fairbridge Securities Corporation
Milwaukee, Wisconsin

In planning and performing our audits of the financial statements and supplemental schedule of Fairbridge Securities Corporation (the Company), for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
January 30, 2003